August 19, 2009

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated August 10, 2009 (the “Comment Letter”), related to the Annual Report on Form 10-K of Denny’s Corporation (the “Company”) for the fiscal year ended December 31, 2008. We have set forth below the text of the comments contained in the Comment Letter in bold type, followed by the Company’s response.

Annual Report on Form 10-K for the year ended December 31, 2008

Notes to Consolidated Financial Statements, page F-7
Note 2,  Summary of Significant Accounting Policies, page F-7
Adjustments to Equity, page F-10

We note that the company made adjustments to the December 26, 2007 financial statements that were accounted for as a correction of error in accordance with SFAS 154, paragraph 25.  We further note that the errors resulted from misapplication of SFAS 142.  Given that SFAS 142 was effective as of the beginning of your 2002 fiscal year end, please tell us why the error corrections only relate to 2007.  To the extent such errors related to periods prior to 2007, please tell us the amount of such errors in previous years and provide us with your materiality analysis with respect to these errors.  Your analysis should clearly address the quantitative and qualitative factors used to determine that the adjustments were not material.  We may have further comment upon receipt of your response.

The misapplication of SFAS 142 and the resulting error correction only related to our accounting for the sales of company-owned restaurants to franchisees that occurred during 2007.  SFAS 142 was properly applied to the sales of company-owned restaurants to franchisees that occurred during 2008. There were no other sales of company-owned restaurants to franchisees during any other periods presented in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

In addition to the transactions described above, we sold company-owned restaurants to franchisees during our fiscal year ended December 25, 2002.  The impact of the misapplication of SFAS 142 on this transaction was less than $0.2 million and less than 0.3% of net income for the fiscal year ended December 25, 2002.  This amount was not considered material for adjustment.

Franchise and License Fees, page F-9

We note from your consolidated statement of operations and your discussion in MD&A that franchise operations are becoming increasingly material to your results of operations.  Given this factor, please revise the notes to your financial statements in future filings to include all of the disclosures outlined in paragraph 23 of SFAS No. 45.  In this regard, please note that including these disclosures in MD&A does not satisfy the financial statement disclosure requirements outlined in SFAS No. 45.

The Company acknowledges the Staff’s comment and confirms that the notes to our financial statements in future filings will include all of the disclosures outlined in paragraph 23 of SFAS No. 45.

Item 15,  Exhibits and Financial Statement Schedules, page 26.

Refer to Exhibit 10.15, incorporated by reference to Exhibit 10.25 to Form 10-K filed March 9, 2007 and Exhibit 10.16, incorporated by reference to Exhibit 10.26 to Form 10-K filed March 9, 2007.  These agreements do not appear to contain all of the exhibits and schedules listed in the table of contents.  All agreements must be filed in full and includes all annexes, appendices, schedules, and exhibits.  Please confirm that you will refile both agreements to include all exhibits and schedules with your next Exchange Act filing.

The Company acknowledges the Staff’s comment and confirms that we will refile both agreements to include all exhibits and schedules with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

In future filings, please delete the disclaimer at the bottom of page 28.  Investors should be able to rely on the information contained in your public filings.

The Company acknowledges the Staff’s comment and confirms that future filings will be revised to delete the disclaimer at the bottom of page 28.

Exhibits 31.1 and 31.2

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

The Company acknowledges the Staff’s comment and confirms that future filings will be revised so as not to include the individual’s title at the beginning of the certification required by Exchange Act Rule 13a-14(a).

Schedule 14A

Performance Goals for 2008 Bonuses, page 19

Please confirm that in future filings you will disclose in your Compensation Discussion & Analysis the actual system-wide sales and adjusted income before taxes, and not merely the targets.

The Company acknowledges the Staff’s comment and confirms that future filings will include disclosure in our Compensation Discussion & Analysis of the historical, actual system-wide sales and adjusted income before taxes to which the targets relate.

Additionally, we note that these financial measures appear to be non-GAAP as defined by Regulation G.  Please confirm that, to the extent you plan to provide these non-GAAP measures in the future, you will clearly label them as non-GAAP and provide reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented, or tell us why reconciliation is not necessary.

The Company agrees with the Staff that system-wide sales and adjusted income before taxes are non-GAAP-based financial measures.  We confirm that, to the extent used in future filings, the Company will clearly label these financial measures as non-GAAP and provide disclosure as to how the number is calculated from our audited financial statements, in accordance with Instruction 5 to Items 401(b) of Regulation S-K.

Paradigm Shift Incentive Program, page 21

In future filings, please quantify all pre-determined milestones under the Paradigm Shift Incentive Program that must be achieved in order for your executive officers to earn their incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals, either corporately or individually, are not sufficient.

The Company acknowledges the Staff’s comment and confirms that future filings will be revised to include quantitative disclosure regarding the pre-determined milestones under the Paradigm Shift Incentive Program that must be achieved for our executive officers to earn their incentive compensation.

On behalf of the Company, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the details discussed in this response to your letter sufficiently address the comments raised.  However, we are available to discuss this matter further.

Respectfully,

/s/ F. Mark Wolfinger
F. Mark Wolfinger
Executive Vice President
Chief Administrative Officer and
Chief Financial Officer